

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

Junhua Guo
Chief Executive Officer
Emo Capital, Corp.
10409 Pacific Palisades Ave.
Las Vegas, NV 89144

Re: Emo Capital, Corp.
Amendment No. 3 to Offering Statement on Form 1-A
Filed April 6, 2023
File No. 024-12169

Dear Junhua Guo:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Offering Statement on Form 1-A filed April 6, 2023

Principal Products, Services, and Their Markets, page 31

1. We note your updated disclosure in response to comment number 1. Please remove the global market figure for organic fertilizers since this is not your addressable market or revise to disclose the addressable market for your product that is covered by the $9.95 billion figure and clarify that you only provide products in certain jurisdictions that represent a fraction of that market figure. We refer to your disclosure that your potential customer base is limited to the U.S. agriculture farming market, such as California and Florida.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Benjamin Richie at 202-551-7857 or Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Vic Devlaeminck